

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

<u>Via E-mail</u>
Ofer Haviv
President and Chief Executive Officer
Evogene Ltd.
13 Gad Feinstein Street
Park Rehovot P.O.B. 2100
Rehovot 76121
Israel

>   **Re: Evogene Ltd.**
>   **Amendment No. 4 to**
>   **Registration Statement on Form F-1**
>   **Filed November 6, 2013**
>   **File No. 333-191315**

Dear Mr. Haviv:

We have reviewed your response to our prior comment letter to you dated November 5, 2013 and have the following additional comments.

<u>Prospectus Cover Page</u>

1. Please revise the prospectus cover page and underwriting section to highlight that the price of your securities offered pursuant to this registration statement may be affected by the trading price of your securities traded on the Tel Aviv Stock Exchange which served as a basis for the pricing of the offered shares.

<u>Financial Statements, page F-1</u>

<u>General</u>

2. Please revise to remove the restrictive legend that follows the report of the independent registered public accounting firm and the consent of the independent registered public accounting firm prior to the planned effectiveness of the Form F-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Joshua G. Kiernan, Esq.